FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 5, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Disclosure according to Section 312/A. of the Hungarian Companies Act

According to the provisions of Section 312/A. of Act IV of 2006 on Business Associations, Magyar Telekom Plc. hereby discloses all monetary and non-monetary types of compensation provided for the members of the Board of Directors, the Supervisory Board and the Audit Committee of the Company in 2009, broken down to individual members and legal titles:

Members of the Board of Directors

Name	Position	Legal title of the compensation(1)	Amount of the compensation HUF/month	Total compensation in 2009 (HUF)
Christopher Mattheisen	Chairman of the Board of Directors	remuneration	546 000	Waived the remuneration
dr. Ralph Rentschler	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
dr. István Földesi	Member of the Board of Directors	remuneration	364 000	4 368 000
Thilo Kusch	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
dr. Mihály Gálik	Member of the Board of Directors	remuneration	364 000	4 368 000
Frank Odzuck	Member of the Board of Directors	remuneration	364 000	4 368 000
Michael Günther (resigned with the effect of April 2, 2009)	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
Gregor Stücheli (resigned with the effect of April 2, 2009)	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
Lothar Alexander Harings (resigned with the effect of April 2, 2009)	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
Giudo Kerkhoff (member from April 2, 2009)	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
dr. Steffen Roehn (member from April 2, 2009)	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
Wolfgang Hetlinger (member from April 2, 2009)	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
Mechtilde Maier (member from April 2, 2009)	Member of the Board of Directors	remuneration	364 000	Waived the remuneration

Members of the Supervisory Board

Name	Position	Legal title of the compensation(2)	Amount of the compensation HUF/month	Total compensation in 2009 (HUF)
dr. László Pap	Chairman of the Supervisory Board	remuneration	448 000	5 376 000
Konrad Kreuzer	Member of the Supervisory Board	remuneration	294 000	3 528 000
dr. János Illéssy	Member of the	remuneration	294 000	3 528 000

(1) Resolution no. 21/2007. (IV.26.) of the General Meeting

(2) Resolution no. 34/2007. (IV.26.) of the General Meeting

Supervisory Board
dr. Sándor Kerekes	Member of the Supervisory Board	remuneration	294 000	3 528 000
Attila Csizmadia	Member of the Supervisory Board	remuneration	294 000	3 528 000
Martin Meffert	Member of the Supervisory Board	remuneration	294 000	Waived the remuneration
István Koszorú	Member of the Supervisory Board	remuneration	294 000	3 528 000
György Varju	Member of the Supervisory Board	remuneration	294 000	3 528 000
Zsoltné Varga	Member of the Supervisory Board	remuneration	294 000	3 528 000
Péter Vermes (resigned with the effect of April 1, 2009)	Member of the Supervisory Board	remuneration	294 000	882 000
Jutta Burke (resigned with the effect of April 2, 2009)	Member of the Supervisory Board	remuneration	294 000	Waived the remuneration
dr. Ádám Farkas (resigned with the effect of July 30, 2009)	Member of the Supervisory Board	remuneration	294 000	2 032 435
Éva Őz (member from April 2, 2009, resigned with the effect of July 30, 2009)	Member of the Supervisory Board	remuneration	294 000	1 149 837

Members of the Audit Committee

Name	Position	Legal title of the compensation(3)	Amount of the compensation HUF/month	Total compensation in 2009 (HUF)
dr. János Illéssy (Chairman of the Audit Committee from July 27, 2009)	Member of the Audit Committee / Chairman of the Audit Committee	remuneration	147 000/ 294 000	2 524 600
dr. László Pap	Member of the Audit Committee	remuneration	147 000	1 764 000
dr. Sándor Kerekes	Member of the Audit Committee	remuneration	147 000	1 764 000
dr. Ádám Farkas (resigned as the Chairman of the Audit Committee with the effect of July 27, 2009)	Chairman of the Audit Committee	remuneration	294 000	2 019 665

Budapest, March 5, 2010

(3) Resolutions no. 34/2007. (IV.26.) and 13/2005. (IV.27.) of the General Meeting

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: March 5, 2010